Exhibit 99.121

NOTICE TO READER

This restated Management Discussion and Analysis for the year ended December 31, 2021 replaces and supersedes the previously filed Management Discussion and Analysis in respect of the same period filed on April 29, 2022. The Company has determined the prior Management Discussion and Analysis for year ended December 31, 2021 should be amended to correct the date in the very first paragraph to reflect that the information was prepared as of April 29, 2022 and should be read in conjunction with the years ended December 31, 2021 and 2020.

enCore Energy Corp.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2021 AND 2020

(Expressed in Canadian Dollars)

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

Set out below is a review of the activities, results of operations and financial condition of enCore Energy Corp. and its subsidiaries (“enCore”, or the “Company”) for the years ended December 31, 2021 and 2020. The following information, prepared as of April 29, 2022 should be read in conjunction with the consolidated financial statements for the years ended December 31, 2021 and 2020, and the accompanying notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar figures included in management’s discussion and analysis (“MD&A”) are quoted in Canadian dollars unless otherwise indicated. Additional information related to the Company is available on SEDAR at www.sedar.com.

COMPANY BACKGROUND

enCore Energy Corp. was incorporated on October 30, 2009 under the Laws of British Columbia and is principally engaged in the acquisition and exploration of resource properties in the United States. The Company is a reporting issuer in British Columbia, Alberta and Ontario, and trades on the TSX Venture Exchange (symbol “EU”) and on the OTCQB Venture Market (symbol “ENCUF”).

DESCRIPTION OF THE BUSINESS

enCore Energy Corp.’s business objective is to be a leading, low cost and profitable in-situ recovery uranium producer in the United States. Uranium market conditions are improving as a result of realization of market supply-demand fundamentals and a shift toward de-globalization in the nuclear industry. There are many factors contributing to the change in global fundamentals including continued deferment of re-starts of existing standby and new primary sources of supply, along with a continued increase in the number of operating nuclear reactors and reactors under construction. According to the World Nuclear Association, globally there are 439 reactors operating, 56 reactors under construction, and 96 reactors planned for construction. Nuclear energy, fueled by uranium, is gaining acceptance as a clean and reliable energy source, a clearly superior choice for the world. The growing urgency to reduce carbon emissions world-wide has pushed nuclear energy generation to the forefront with the United States being the world’s largest consumer of uranium. Currently, the U.S. is completely reliant on imported uranium, but with the shift to deglobalize supply chains, domestic nuclear power utilities are looking to the U.S. as a source of uranium to secure a domestic supply chain and diversify their demand away from Russia, Kazakhstan, and China.

enCore’s business objective represents a powerful economic opportunity in the changing uranium market.

The enCore team is led by industry experts with extensive knowledge and experience in all aspects of in situ recovery (ISR) extraction uranium operations and the nuclear fuel cycle. Our strong technical team forms the basis for our strength, including expertise in ISR operations, reclamation, permitting and exploration. We have a broad set of uranium assets that provide a growing production pipeline that includes near term production, advanced development, long term, and exploration projects. Our team utilizes a collection of multiple data bases of United States assets allowing us to benefit exclusively in the uranium sector from historic drilling data in our exploration efforts. We have leveraged that data to acquire near term production uranium properties. With our skilled, experienced technical team and workforce, we operate with phenomenal safety records and years without a Lost Time Accident.

With our diverse portfolio of uranium projects, enCore is prioritizing those projects that will utilize in-situ recovery (ISR) technology to produce uranium. ISR extraction, when compared to conventional open pit or underground mining, requires less capital and operating expenditures with a shorter lead time to extraction and a reduced impact on the environment, including minimizing groundwater use. Compared to conventional underground and open pit uranium mining and milling, the historic worker safety record in the ISR segment of industry has been unsurpassed in the mining industry overall.

To support our production pipeline and development plans, we have a uranium sales strategy supported by a base structure of term supply agreements while preserving exposure to the spot market. This strategy assures that we will have committed sales to support the capital necessary for construction of new projects, and we will maintain flexibility to be opportunistic as market conditions continue to change in favorable ways. In 2021, we announced two term supply agreements, one with UG USA and one with a Fortune 150 U.S. nuclear utility. Combined, we have secured 2.7 million pounds U3O8 in committed uranium sales from 2023 to 2027. One of the commitments provides the optionality to extend with an additional 600,000 pounds U3O8 to 2030. We will continue to assess opportunities to secure future term agreements that will support our continued project and production growth strategy.

In Texas, our production strategy is centered on our two fully licensed Central Processing Plants located at the Rosita Project and Kingsville Dome Project, and it utilizes relocatable satellite plants located at the ISR wellfields where the uranium is produced. We utilize an alkaline leach chemistry that is formed using native groundwater, oxygen, and sodium bicarbonate (baking soda). Our uranium ore bodies are highly amenable to this chemistry. As the uranium loaded groundwater is pumped to the surface, the uranium is collected on ion exchange (IX) resin and the barren groundwater is refortified with oxygen and reused. The loaded resin is then transferred by truck to the Central Processing Plant, where the uranium is recovered, concentrated, dried, and packaged. The barren resin is transported back to the satellite plant located at the production wellfield for reuse. This approach provides a low-cost production model that allows us to produce from a diverse set of uranium properties in multiple remote locations.

Our fully licensed and 100% owned Central Processing Plant at the Rosita Project (Rosita Plant) is our starting point for our Texas operating strategy. enCore’s Rosita Plant is located approximately 60 miles from Corpus Christi, Texas and has a 800,000 pound U3O8 per year capacity currently under modernization and refurbishment that is expected to be completed by the end of Q2 of 2022. The plant is on schedule and on budget to meet a 2023 production target. The Rosita Plant will act as the central processing site for the Rosita extension, Rosita South Extension, and the Upper Spring Creek Uranium Project. These are the immediately planned production wellfields that support our objective of a production start and meeting our firm sales commitments. The Central Processing Plant at the Kingsville Dome Project (Kingsville Dome Plant) will be maintained to be available to increase production capacity as additional satellite plants and production wellfields are brought into production.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

Simultaneous to advancing production in Texas, we are advancing our production pipeline in other states where we have uranium projects. Notably, the advanced stage Dewey-Burdock Uranium Project (Dewey-Burdock) in South Dakota has demonstrated ISR resources coupled with robust economics. The project has its source material license from the U.S. Nuclear Regulatory Commission and its injection permits from the U.S. Environmental Protection Agency. We are currently advancing work on the remaining permitting effort with the expectation that cash flow from our Texas operations will support the build out of Dewey-Burdock for production. We have also started the initial permitting work to advance the Gas Hills Uranium Project (Gas Hills) as an ISR uranium recovery operation located in Central Wyoming, approximately 60 miles west of Casper, WY. Gas Hills is currently at PEA stage, and it is ideally located in the historic Gas Hills Uranium Mining District. We have Dewey-Burdock and Gas Hills as our mid-term production assets within our planned production pipeline.

Our assets in New Mexico represent a significant piece of our long-term assets in our planned production pipeline. enCore has successfully acquired a dominant position in the historic uranium districts in New Mexico, and it controls a significant mineral endowment that has a minimal holding cost. We believe that there is significant work necessary to overcome legacy issues related to historic uranium mining and milling, and we are executing an engagement strategy with local communities to support expected licensing and permitting work necessary to unlock the value of that endowment. Additionally, we have significant mineral holdings in Wyoming, Arizona, Utah, and Colorado that can have their value unlocked through additional exploration or potential monetization through consolidation and possible divestment.

We continually invest and support technological improvements in the industry, as an example, we have invested directly in technology development by owning approximately 35% of Group 11 Technologies. Group 11 draws on the talents and technical expertise of our team as it initially tests the utilization of ISR for gold extraction, potentially unlocking economic and environmental benefits. We believe this investment could result in disruptive technology for the economic extraction of several metal commodities.

At enCore, we have a clear pathway to production across the United States and are focusing our expansion efforts in jurisdictions with well-established regulatory environments for the development of ISR uranium projects such as Texas and Wyoming. We are leveraging the near-term production assets in South Texas to support our South Dakota-based Dewey Burdock and Wyoming-based Gas Hills projects for mid-term production opportunities with advanced projects and established resources. We will leverage mineral rights in historically successful mining areas that have had past exploration and extraction activities. Our significant New Mexico uranium resource endowment provides long-term opportunities and an opportunity to establish mutually beneficial relationships with indigenous communities. We also support local communities with local hiring and capital spending in the communities where we work.

CORPORATE HIGHLIGHTS

In February 2021, the Company announced that Scott Davis had resigned his position of Chief Financial Officer and Carrie Mierkey had been appointed as Chief Financial Officer.

In March 2021, the Company issued 15,000,000 units for a private placement at a price of $1.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $1.30 for a period of three years. The Company paid commissions totaling $993,015 and issued 758,001 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.00 for three years from closing

In March 2021, the Company divested its non-core properties in the White Canyon District located in San Juan County, UT. These non-core properties consist of the Geitus, Blue Jay, and Marcy Look claim blocks. These properties were transferred to Kimmerle Mining LLC using a Quit Claim Deed. The Company retains a Royalty Deed on those properties that grants the Company a net smelter return royalty equal to 6 six per cent (6%) of the net proceeds received for Uranium mined, produced or otherwise derived from the properties and processed or otherwise prepared for sale.

In March 2021, the Company divested three and one half (3 1/2) Sections (2,240 acres) of fee mineral interests in Township 14 North, Range 12 West, located in McKinley County, New Mexico, to Tri State Generation and Transmission Association for $112,314 ($89,600 US).

In April 2021, the company acquired 200,000 pounds of U308 for a purchase price of $37.12 per pound ($29.65 USD per pound) or

$7,423,767 and another 100,000 of U308 for a purchase price of $37.58 per pound ($30.80 USD per pound) or $3,757,600. These spot market purchases were made to de-risk future uranium deliveries associated with anticipated contractual production timelines from planned ISR operations. The purchases strengthen the Company’s working capital and provide optionality in support of future capital development of its South Texas assets.

In May 2021, the Company granted 465,000 stock options to directors, officers, advisors and consultants, to purchase an aggregate of up to 465,000 common shares at a price of $1.44 per share for a five-year period, in accordance with its stock option plan.

On June 24, 2021, the Company announced the positive Preliminary Economic Assessment and combined N.I. 43-101 Technical Report for the Juan Tafoya-Marquez Project in New Mexico.

In July 2021, the Company entered a new uranium supply contract with UG USA, Inc. Pursuant to the agreement, UG will purchase up to two million pounds of U3O8 from the Company from 2023 through 2027. The sales price under the new agreement will be tied to spot market pricing with terms that are representative of current market conditions and practices.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

On July 20, 2021, the Company announced an update on its South Texas Operations. The announcement included the following: The acquisition of mineral and surface properties in known uranium historic resource areas that provide a pipeline of future production projects to feed the Rosita plant as satellite operations; commencement of the refurbishment and upgrade work for the Rosita Processing Facility projected for completion by Q2 2022; preparation of applications to the State of Texas for the commencement of confirmation drilling; completion of surface reclamation and decommissioning work at the former Vasquez ISR project.; and the relocation of the Corporate Office to Corpus Christi, Texas.

In August 2021, the Company and UG agreed to terminate an existing sales agreement, that was acquired by the Company in the asset acquisition with Westwater Resources Inc. A cancellation fee of $2,750,000 USD was paid by the Company to UG on January 15, 2022.

On September 7, 2021 the Company announced the definitive agreement to combine enCore Energy Corp. and Azarga Uranium Corp. With this transaction, enCore acquires all the issued and outstanding common shares of Azarga pursuant to a court-approved plan of arrangement. The transaction consolidates an industry leading pipeline of exploration and development staged in-situ recovery (“ISR”) focused uranium projects located in the United States, including the licensed Rosita & Kingsville Dome past producing uranium production facilities in South Texas, the advanced stage Dewey Burdock development project in South Dakota, which has been issued its key federal permits, the PEA-stage Gas Hills Project located in Wyoming, and a portfolio of resource stage projects throughout the United States.

In September 2021, the Company sold 200,000 lbs of U308 for an average sales price of $40.24 per pound ($32.10 USD per pound) or $8,047,470 ($6,420,000 USD).

In December 2021, the Company entered into a new uranium supply contract with a Fortune 150 United States utility. Pursuant to the agreement, the utility will purchase U3O8 from the Company up to 1.3 million pounds from 2024 through 2027. The sales price under the agreement will be tied to spot market pricing with a ceiling price significantly higher than spot market price at the time of the agreement.

On December 31, 2021, the Company and Azarga Uranium Corporation “Azarga” completed a transaction whereby the Company acquired all of the issued and outstanding common shares of Azarga by way of a statutory plan of arrangement under the Canada Business Corporations Act. Pursuant to the terms of the Arrangement, securityholders of Azarga received 0.375 common shares of enCore for each Azarga common share (the “Exchange Ratio”). Additionally, all outstanding vested and unvested stock options and share purchase warrants of Azarga were exchanged for replacement options and warrants of enCore, adjusted for the Exchange Ratio.

Subsequent to the year ended December 31, 2021 the Company granted incentive stock options to an employee to purchase up to 50,000 common shares in the capital of the Company at a price of $1.67 per share for a five-year period, in accordance with its Stock Option Plan. Vesting will occur over a period of twenty-four months, with an initial 25% of the Options vesting six months following the date of grant, followed by an additional 25% of the Options every six months thereafter until fully vested.

Subsequent to the year ended December 31, 2021 the Company granted incentive stock options to certain of its directors, officers, employees and consultants to purchase an aggregate of up to 7,090,000 common shares in the capital of the Company at a price of

$1.40 per share for a five-year period, in accordance with its Stock Option Plan. Vesting will occur over a period of twenty-four months, with an initial 25% of the Options vesting six months following the date of grant, followed by an additional 25% of the Options every six months thereafter until fully vested.

Subsequent to the year ended December 31, 2021, the Company issued 287,500 options to a consultant at an exercise price of $1.57 per common share. All options vested immediately.

Subsequent to the year ended December 31, 2021, the Company entered into an agreement to forward purchase 200,000 pounds U3O8 from a third party. The agreement allows the Company to acquire the uranium in 2023 at a fixed price, and the company has prepaid a portion of the forward purchase price to secure the purchase agreement.

Subsequent to the year ended December 31, 2021, the Company announced the technical report entitled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA” dated February 25, 2022, with an effective date of February 25, 2022 and a revision date of March 16, 2022, prepared by Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E.

Subsequent to the year ended December 31, 2021, the Company published its Annual Information Form for the year ended December 31, 2020, updated with subsequent events as of March 1, 2022.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

Subsequent to the year ended December 31, 2021, the Company issued 19,607,842 units for a “bought deal” prospectus offering at a price of $1.53 per unit, for gross proceeds of $29,999,998. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $2.00 for a period of two years. The Company paid commissions totaling $1,612,500 and issued 1,053,922 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.53 for two years from closing.

Subsequent to the year ended December 31, 2021, the Company sold 100,000 pounds of physical uranium at a purchase price of $42.50 per pound for gross proceeds of $4,250,000 USD.

Subsequent to the year ended December 31, 2021 the Company issued 283,750 shares pursuant to the exercise of stock options for gross proceeds of $115,124.

Subsequent to the year ended December 31, 2021 the Company issued 1,462,247 shares pursuant to the exercise of Broker Unit Warrants for gross proceeds of $347,856.

Subsequent to the year ended December 31, 2021 the Company issued 1,301,281 shares pursuant to the exercise of warrants for gross proceeds of $522,876.

Subsequent to the year ended December 31, 2021 the Company issued 580,043 shares pursuant to a financial advisory agreement between Haywood and Azarga Uranium Corp.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

MINERAL PROPERTIES

enCore holds a portfolio of uranium assets located in New Mexico, South Dakota, Wyoming, Texas, Utah, Colorado, and Arizona in the USA, and is focused on advancing its properties utilizing in-situ recovery.

Figure XX – enCore Energy Corp. mineral property locations

enCore’s material properties and projects are the Marquez-Juan Tafoya Uranium Project located in New Mexico, the Crownpoint and Hosta Butte Uranium Project located in New Mexico, the Dewey Burdock Project located in South Dakota, and the Gas Hills Project located in Wyoming. In addition to enCore’s material properties, enCore also holds the Rosita uranium processing plant located in Texas. Due to the diversity of the Company’s properties, they are presented below by State.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

TEXAS

Rosita Project, Texas

URI’s Rosita uranium processing plant and associated well fields are located in Duval County, Texas on a 200-acre tract of land owned by the Company. The facility is located within the South Texas uranium province, about 22 miles west of the town of Alice. The plant at Rosita was constructed in 1990 and was originally designed and constructed to operate as an up-flow extraction facility, in a similar manner to the Kingsville Dome plant. Resin was processed at the Rosita plant, and the recovered uranium was precipitated into slurry, which was then transported to Kingsville Dome for final drying and packaging. Production from the Rosita plant began in 1990 and continued until 1999, when it was placed on standby. In the 2007 2008 period, upgrades were made to the processing equipment and additions to the facility were installed, including revisions to the elution and precipitation circuits, and the addition of a full drying system. Construction terminated when the plant was 95% complete, due to production and price declines. The plant is anticipated to have an operating capacity of 800,000 pounds of U3O8 per year when the upgrades are completed. One satellite ion exchange system is in place at the Rosita project, but it only operated for a short period of time in 2008. On April 18, 2022, the Company provided an update on the progress of the refurbishment of its 100% owned Rosita ISR Central Processing Plant. The Plant modernization and refurbishment is essential to the Company goal of becoming the next producer of American uranium. This work has reached the point of 90% complete and is expected to be finished in May 2022.

The Rosita property holdings consist of mineral leases from private landowners covering approximately 2,759 gross and net acres of mineral rights. All of the leases for the Rosita area provide for payment of sliding scale royalties based on the price of uranium, ranging from 6.25% to 18.25% of uranium sales produced from the leased lands. Under the terms of the leases the lands can be held after the expiration of their primary term and secondary terms, if restoration and reclamation activities remain ongoing. The leases initially had primary and secondary terms ranging from 2012 to 2016, with provisions to extend the leases beyond the initial terms. URI holds these leases by payment of annual property rental fees ranging from $10 to $30 per acre.

Access to the Rosita project and process facility is good, from an improved company-owned private drive that connects with an unpaved but maintained county road, which in turn connects with Texas Farm to Market Road 3196, about one mile northeast of the intersection of State Highway 44 and FM3196 in Duval County. Electrical power for the Rosita project is readily available, with an industrial-scale power line extending to the Rosita process plant.

Initial production of uranium from the Rosita project, utilizing the ISR process, commenced in 1990, and continued until July 1999. During that time, 2.64 million pounds of U3O8 was produced. Production was halted in July of 1999 due to depressed uranium prices, and it resumed in June 2008. Technical difficulties, coupled with a sharp decline in uranium prices, led to the decision to suspend production activities in October 2008, after the production of 10,200 pounds of U3O8. No production has occurred at Rosita since that time.

Uranium mineralization at the Rosita project occurs as roll-fronts hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 125 to 350 feet below the surface.

The Rosita project is comprised of four TCEQ authorized production areas. Production areas 1 and 2 are depleted, and groundwater restoration has been completed to regulatory standards. Production areas 3 and 4 contain limited uranium resources that have yet to be produced. Existing wells in production area 4 were plugged. Production areas 1 and 2 consisted of seven wellfields whose groundwater has been restored by the circulation and processing of approximately 1.3 billion gallons of reverse osmosis treated water. In 2013, URI completed the final phase of TCEQ required stabilization in production areas 1 and 2. URI began plugging wells in production areas 1 and 2 in 2014 and completed those activities in 2016. TCEQ has accepted that plugging was completed in accordance with the approved closure plan. Remaining wells for other uses are being transferred or reclassified in order to complete closure of the two production areas. During 2020, URI incurred costs relating to surface reclamation and standby of the aforementioned production areas. Completion of the surface reclamation was temporarily halted in 2019 and resumed in early 2020 with completion anticipated in 2022 pending acceptance by the TCEQ.

A radioactive material license issued by the TCEQ for the Rosita project is in timely renewal. On August 30, 2012, URI filed the requisite application for renewal of its underground injection control permit, and it was issued on October 20, 2014. Production could resume in areas already included in existing production area authorizations. As new areas are proposed for production, additional authorizations from the TCEQ under the permit will be required. URI submitted a timely renewal application for the waste disposal well permit at Rosita on May 14, 2019. The application was deemed administratively complete on June 14, 2019. It passed through public comment period without any comments from the public and is in the final stages of review by the TCEQ.

Satellite Operations for Rosita Project

Rosita Project Extension, Texas – The Company is advancing wellfield development of mineral resources previously included in the former production area authorization 4 within the Rosita Project radioactive materials license and injection permit boundaries. The mineral resources in this area were never produced and present a rapid opportunity for early production.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

Rosita South, Texas – The Company announced positive results from its on-going uranium delineation and exploration drill programs at its 100% owned Rosita South project. The Rosita South project is adjacent to Rosita Uranium Project. The Rosita South area provides one of the most optimal sources of satellite feed for the Rosita Central Processing Plant. 32 drill holes reported for a total of approximately 11,000 feet including 20 delineation drill holes and 12 exploration drill holes. The exploration drilling has identified 8 mineralized sands plus an additional 4 potentially mineralized sands, all within 800 feet of the surface, which provide opportunities for discovery of future uranium resources across the entire Rosita project. Delineation drill results established an extension of mineralization in the future Production Area which supports the start-up of production

Butler Ranch Project, Texas. Through its subsidiary URI, the Company acquired the Butler Ranch project from Rio Grande Resources in 2014, as part of a larger property exchange. The property is comprised of non-contiguous fee leases that cover an area of about 438 acres of mineral rights. The Butler Ranch project is located in the southwestern end of Karnes County, Texas, about 45 miles southeast of the city of San Antonio, and 12 miles northwest of the town of Kenedy. The project is situated in the southwestern end of the Karnes County uranium mining district, which was one of the largest uranium production areas in Texas.

Upper Spring Creek Project, Texas. The Company, through its subsidiary URI, is acquiring or has acquired several mineral properties located in South Texas, including the area described generally as the Upper Spring Creek Project area. The property is currently comprised of non-contiguous fee leases that cover an area of approximately 510 acres of surface and mineral rights, and the Company is actively acquire additional mineral properties to this project. This project area includes mineral properties that were identified in the Signal Equities LLC database that the Company acquired in December 2020. These properties are intended to be developed as satellite ion-exchange plants that will provide loaded resin to the central processing plant located at the Rosita Project.

Kingsville Dome, Texas

The Company acquired URI, Inc. (“URI”) as part of the acquisitions related to the Westwater Transaction on December 31, 2020. URI’s Kingsville Dome property is located in Kleberg County, Texas and is situated on several tracts of land leased from third parties. The property is situated approximately eight miles southeast of the city of Kingsville, Texas. The project was constructed in 1987 as an up-flow uranium extraction circuit, with complete drying and packaging facilities within the recovery plant. The Kingsville Dome project produced uranium in the period 1988 through 1990, from 1996 to 1999, and most recently from 2007 through 2009.Two independent resin processing circuits and elution systems are part of the plant’s processing equipment, and it also has a single drying circuit. As currently configured, the Kingsville Dome plant has a production capacity of 800,000 pounds of U3O8 per year. Uranium production at Kingsville Dome was suspended in 2009 and the plant has been in a standby status since that time. The plant has two 500 gallon per minute reverse osmosis systems for groundwater restoration. The first unit was idled in 2010 and the second unit was idled in January of 2014, when groundwater restoration was completed. The plant can serve as a processing facility that can accept resin from multiple satellite facilities. In addition to the processing plant, there are four satellite ion exchange systems in the project area. Each of the satellite systems is capable of processing approximately 900 gallons per minute of uranium-bearing ISR fluids from well fields, and these satellite plants can be relocated to alternate extraction sites as needed. As is the case with the main plant, the satellite facilities have been on standby since 2009.

The project is comprised of numerous mineral leases from private landowners, covering an area of approximately 2,434 gross and 2,227 net acres of mineral rights. The leases are held through the payment of annual rents, and the leases provide for the payment of production royalties, ranging from 6.25% to 9.375%, based upon uranium sales from the respective leases. The leases initially had expiration dates ranging from 2000 to 2007; however, URI continues to hold most of these leases through ongoing restoration activities. With a few minor exceptions, the leases contain clauses that permit us to extend the leases not held by production by payment of royalties ranging from $10 to $30 per acre per year

Access to the Kingsville Dome process facility is very good, as an improved company-owned private road connects the facility with Texas Farm to Market Road 1118 about eight miles southeast of Kingsville, Texas, and about four miles east of U.S. Highway 77 at the town of Ricardo. Numerous county and ranch roads, some of which are only intermittently maintained, provide access to the entire project area. Suitable electrical power is present at the site of the Kingsville Dome processing plant, and additional power lines exist throughout the areas of the wellfields across the project area.

Initial production from the Kingsville Dome uranium deposit commenced in May 1988. From the onset of production until July 1999, URI produced a total of 3.5 million pounds of U3O8 from the project area. Production was suspended in July 1999, due to depressed uranium prices, but resumed in April 2006. Production in 2006 was 94,100 pounds of U3O8, 338,100 pounds in 2007, 252,000 pounds in 2008 and 56,000 pounds in 2009. URI has not produced any uranium at the Kingsville Dome project since 2009.

Uranium mineralization at the Kingsville Dome project occurs as a series of roll-front deposits hosted in porous and permeable sandstones of the Goliad Formation, at depths ranging from 600 to 750 feet beneath the surface. The mineralization is localized along the southwestern to northern flanks of the Kingsville Dome geological feature, which also hosts oil and gas deposits in geological units that are substantially deeper than the Goliad Formation sandstones. The Company does not control those oil and gas deposits.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

URI completed the groundwater restoration program during 2013 and entered the required stabilization period. As a result, the Company did not incur any costs related to restoration and reclamation activities during 2020. During 2020, URI conducted stability and standby care activities at the Kingsville Dome project, as required by permits and licenses. There are three production areas authorized by the TCEQ at the Kingsville Dome project. In 2012, restoration was completed within ten wellfields located in production areas 1 and 2. In 2013, the Company continued to sample and observe the wellfields in production areas 1 and 2 during a stabilization period required by TCEQ rules, and on October 15, 2013 URI declared to TCEQ that groundwater restoration was complete in production areas 1 and 2. Groundwater restoration for production area 3 was conducted throughout 2013, completed in December 2013 and simultaneously placed into stability. Subject to regulatory approval, groundwater restoration is completed for the entire project. Since URI began its groundwater activities in 1998, they have processed and cleaned approximately 2.6 billion gallons of groundwater at the Kingsville Dome project.

A radioactive material license issued by the TCEQ is in timely renewal. On September 26, 2012, URI filed the requisite application for renewal of its Underground Injection Control (“UIC”) permit, and on December 12, 2012, URI filed an amendment to the application that would provide for resumption of uranium recovery activities. In June 2016, URI requested to withdraw its UIC permit and resubmit at a later date. The request to withdraw was granted by the TCEQ in April 2017. As new areas are proposed for production, additional authorizations under the area permit will be required.

Vasquez Project, Texas. The Vasquez project is located in Duval County, Texas, a short distance northwest of the town of Hebbronville. The project operated from 2004 through 2008 as a satellite plant operation to the Kingsville Dome Central Processing Plant until the mineral resource was depleted and reclamation commenced. The project is situated on a leased tract of land that is being held until final restoration has been completed. The Vasquez property consists of a mineral lease on 1,023 gross and net acres. While the primary term of the mineral lease expired in February 2008, URI continues to hold the lease by carrying out restoration activities.

SOUTH DAKOTA

The Dewey Burdock Project, South Dakota

The Company’s 100% owned Dewey Burdock Project is an ISR uranium project located in the Edgemont uranium district, in South Dakota, USA. Through property purchase agreements, mining leases and/or mining claims, the Dewey Burdock Project is comprised of approximately 12,613 surface acres and 16,962 net mineral acres. The Dewey Burdock Project is the Company’s initial development priority. In December 2020, the Company filed an amended and restated NI 43-101 compliant independent Technical Report and PEA for the Dewey Burdock Project prepared by Woodard & Curran and Rough Stock Mining Services (the “Dewey Burdock PEA”) with an effective date of December 3, 2019.

The Company’s Dewey Burdock Project received its Source and Byproduct Materials License SUA-1600 on April 8, 2014 from the NRC, covering 10,580 acres. The Company controls the mineral and surface rights for the area pertaining to the NRC license.

In December 2020, a petition for review of contentions previously resolved in favor of the Company and the NRC staff was filed by certain petitioners with the United States Court of Appeals for the District of Columbia Circuit (the “DC Circuit Court”), which is the next court in line of jurisdiction. Final briefs in this proceeding were filed on July 22, 2021 and oral arguments were held on November 9, 2021. Despite any appeal, the current full effectiveness of the Company’s NRC license for its Dewey Burdock Project remains in place and the Company does not expect this petition for review to be successful. The Company has previously prevailed at both the Atomic Safety and Licensing Board and the NRC Commission on these issues.

In November 2020, the EPA issued the Company their final Class III and Class V UIC permits, and associated aquifer exemption, for the Dewey Burdock Project. After the permits being issued, the Class III and Class V UIC permits were appealed to the Environmental Appeals Board (the “EAB”). The aquifer exemption was appealed to the United States Court of Appeals for the Eight Circuit (the “Eighth Circuit”). The EAB proceeding has been stayed until such time as the DC Circuit Court renders a decision disposing of the challenge to the National Historic Preservation Act compliance in connection with the Dewey Burdock Project that is pending before the DC Circuit Court. Further, the proceeding before the Eighth Circuit has been held in abeyance pending the resolution of the EAB proceeding. The Company does not expect either of these appeals to be successful.

The Company submitted applications to the DANR in 2012 for its Groundwater Discharge Plan (“GDP”), Water Rights (“WR”) and Large Scale Mine Plan (“LSM”) permits. All permit applications have been deemed complete and have been recommended for conditional approval by the DANR staff. The GDP and WR permits are subject to hearing with public participation. The hearing commenced on October 28, 2013 and continued through November 25, 2013, at which point it was determined that the hearing will resume once the NRC and EPA have ruled and set the federal surety. The LSM permit has been finalized subject to continuation of a hearing before the Board of Minerals and Environment, which commenced the week of September 23, 2013 and continued through November 5, 2013, at which point it was determined that the hearing will resume once the NRC and EPA have ruled and set the federal surety. The Company is focused on recommencing the hearing process for the GDP, WR and LSM permits now that the EPA permits and NRC license have been issued. However, the Company has not yet been successful due to the ongoing appeals at the federal level.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

The Company continues to be in compliance with existing permitting and licensing requirements. Prior to commencing construction and operations at the Dewey Burdock Project, the Company requires three state permits to be issued by the DANR, the EAB appeal to be denied or resolved in favor of the Company, certain pre-operational conditions under the Company’s permits and licenses to be satisfied, certain minor permits to be obtained and the development and implementation of mitigation plans for protection of cultural resources under the programmatic agreement.

WYOMING

Gas Hills Project, Wyoming

The Company’s 100% owned Gas Hills Project is located in the historic Gas Hills uranium district situated 45 miles east of Riverton, Wyoming. The Gas Hills Project consists of approximately 1,280 surface acres and 12,960 net mineral acres of unpatented lode mining claims, a State of Wyoming mineral lease, and private mineral leases, within a brownfield site which has experienced extensive development including mine and mill site production. In August 2021, the Company filed a maiden NI 43-101 compliant independent Technical Report and PEA for the Gas Hills Project prepared by WWC Engineering and Rough Stock Mining Services (the “Gas Hills PEA”) with an effective date of June 28, 2021. Importantly, an ISR resource estimate was established and supported by numerous hydrology studies confirming that the resources located below the water table are ideally suited for ISR mining techniques.

The uranium mineralization is contained in roll-front deposits hosted by arkosic sandstone beds of the Eocene Wind River Formation. Based on areas of wide-spaced limited historical drilling and areas of past mine production, the Company believes that there is sufficient geological evidence to interpret that mineralization may extend from current mineral resource areas along identified trends. The Company is now focused on commencing the permitting process and growing the ISR-amenable resources at the Gas Hills Project.

Details of the assumptions and parameters used with respect to the Gas Hills PEA, including information on data verification, are set out in the “NI 43-101 Technical Report Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA”, dated August 10, 2021, with an effective date of June 28, 2021, a copy of which is available under the Company’s profile at www.sedar.com. The Gas Hills PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Gas Hills PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Dewey Terrace Project, Wyoming. This project consists of approximately 1,874 acres of surface rights and approximately 7,514 acres of net mineral rights. The Dewey Terrace Project is located adjacent to the Dewey Burdock Project.

Juniper Ridge Project, Wyoming. The Company, through its subsidiary Azarga, holds the Juniper Ridge project in Carbon County, Wyoming, which consists of approximately 640 surface acres and 3,240 net mineral acres of unpatented lode mining claims and a State of Wyoming mineral lease and is located within a brownfield site which has experienced extensive exploration, development, and mine production. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

Shirley Basin Project, Wyoming. The Company, through its subsidiary Azarga, holds the Shirley Basin Project in Wyoming. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

Aladdin Project, Wyoming. The Company, through its subsidiary Azarga, holds the Aladdin Project in Wyoming which is comprised of private leases that cover approximately 5,166 acres of surface rights and 4,712 acres of net mineral rights located in Wyoming. The Aladdin Project is 80 miles northwest of the Dewey Burdock Project. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

NEW MEXICO

Crownpoint and Hosta Butte Uranium Project, New Mexico

The Crownpoint and Hosta Butte uranium project (the Project) is located in the Grants Uranium Region. The Grants Uranium Region is located in northwestern New Mexico and is part of the Colorado Plateau physiographic province. The Grants Uranium Region has been the most prolific producer of uranium in the United States. With production as early as 1948, over 347 million lbs. of U3O8 have been produced from the region. The majority was produced during the years 1953 through 1990.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

The Project is located in portions of Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West; and Sections, 3, 9, and 11, Township 16 North, Range 13 West, comprising approximately 3,020 acres mineral estate outright. There are no annual payments, maintenance, or other requirements to be met to maintain the mineral estate subject only to a 3% gross proceeds royalty on uranium mined from the Project. Surface rights are held separately from the mineral rights on the Project. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge and to the southwest of the small town of Crownpoint, New Mexico.

The Crownpoint area (Sections 24, Township 17 North, Range 13 West; Sections 19 and 29, Township 17 North, Range 12 West) is different than that the of regulatory status of the Hosta Butte property (Sections, 3, 9, and 11, Township 16 North, Range 13 West). The Crownpoint area of the Project is wholly within NuFuels, Inc.’s (a wholly owned subsidiary of Laramide Resources LTD) Source Materials License SUA-1580 for the in-situ recovery (ISR) of uranium which was issued by the US Nuclear Regulatory Commission (NRC) (http://www.nrc.gov/info-finder/materials/uranium). Water rights have been approved by the New Mexico State Engineer for a portion of the Crownpoint area. Other Permits will be required to operate the at the Crownpoint area. There have been no permits or licenses issued for the Hosta Butte property.

Uranium mineralization is typical of sandstone hosted roll-front deposits found within the Western US. The Westwater Canyon member of the Morrison Formation is the principal host of uranium mineralization in the vicinity of the Project and is approximately 360 feet thick. For the purposes of estimating mineral resources, the authors subdivided the Westwater Canyon into four vertically and laterally distinct sand units/zones.

In the Crownpoint area, mineralized thickness ranges from the minimum of 2 feet to over 40 feet. Average thickness of all intercepts was 7.6 feet. Average GT of all intercepts was 0.77 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.38 % eU3O8. Individual mineralized trends may persist for several thousand feet with trend width typically in the range from 100 up to 400 feet.

In the Hosta Butte area mineralized thickness ranges from the minimum of 2 feet to over 33 feet. Average thickness of all intercepts was 7.4 feet. Average GT of all intercepts was 0.83 ft%. Grade varies from the minimum grade cutoff of 0.02 % eU3O8 to a maximum grade by intercept of 0.52 % eU3O8. Individual mineralized trends may persist for 2,000 thousand feet or more with trend width typically in the range of 100 to 300 feet.

Drilling within the Crownpoint area focused on portions of three sections 19 and 29, T17N, R12W and Section 24 T17N, R13W. Within the Crownpoint area 482 rotary drill holes and 37 core holes were completed. Drilling within the Hosta Butte area also included three sections, 3, 9, and 11, T16N, R13W. However, the drilling at Hosta Butte focused primarily on Section 3 with 133 rotary holes and 2 cores holes completed. In Sections 9 and 11, T16N, R13W, 14 rotary drill holes and 32 rotary drill holes were completed, respectively.

The Company announced the technical report entitled “Crownpoint and Hosta Butte Uranium Project McKinley County, New Mexico, USA” dated February 25, 2022, with an effective date of February 25, 2022 and a revision date of March 16, 2022, prepared by Douglas L. Beahm, P.E., P.G., Carl Warren, P.E., P.G., and W. Paul Goranson, P.E.

Marquez-Juan Tafoya Uranium Project, New Mexico

The Marquez-Juan Tafoya Uranium Project (Project) is an advanced-stage exploration property which has been extensively explored in the past by drilling and on a portion of which considerable pre-mining infrastructure was historically constructed including production and ventilation shafts, a mill processing facility, and tailings disposal cells. The surface facilities were dismantled in the early 2000s. No mining or mineral processing has occurred at the site.

The Project consists of two adjacent properties; Marquez and Juan Tafoya, that were previously developed by separate mining companies, Kerr-McGee Corporation and Bokum Resources, respectively. This is the first time that the two properties are controlled by one company., The host for known uranium mineralization within the project is the Westwater Canyon member of the Upper Jurassic

Morrison Formation. The Westwater deposits dip gently 1-3ºto the west. The mineralization is sandstone-type present as coffinite and uraninite within primary trend deposits and varies from 1,800 to 2,500 feet deep.

The Marquez-Juan Tafoya uranium project is located at approximately 35º18’ North Latitude by 107º18’ West Longitude. The site is approximately 50 miles west-northwest of Albuquerque, New Mexico (Figure 4-1, Location and Access Map). The project is in an area of mostly un-surveyed lands, in what would be Township 13 North, Ranges 04 and 05 West, 23rd Principal Meridian, New Mexico. The Company controls private land leases, Marquez and Juan Tafoya, totaling some 18,712 acres (7,572 ha).

In the 1970s to early 1980s, extensive mineral exploration by drilling defined significant uranium resources on the two properties. Mine and mineral processing infrastructure was constructed by Bokum Resources on the Juan Tafoya portion of the Project, including a 14-foot production shaft (completed to within 200 feet of the mine zone), a 5-foot ventilation shaft, and a partially built mill processing facility and tailings disposal cells. The surface facilities were dismantled and reclaimed in the early 2000s.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

Marquez History - Kerr McGee Corporation entered into a mineral lease agreement with the Williams family for the Marquez Property in the early 1970s. In 1973, exploration drilling began. In 1978, Kerr McGee sold a 50% interest in the project to the Tennessee Valley Authority (TVA). At that time, the joint venture proposed mining the uranium deposit by conventional underground methods, with recovery at Kerr McGee’s Ambrosia Lake mill facility. However, with the decrease in the uranium market beginning in 1980, the property was returned to the mineral lease holder. In 2007, Strathmore Minerals Corporation acquired a mineral lease to the Marquez property. Strathmore was subsequently acquired by Energy Fuels who sold the Marquez property to enCore.

Juan Tafoya History - In 1969, mineral leases were acquired in the Juan Tafoya area by Devilliers Nuclear and exploratory drilling began. In the early 1970s, Exxon acquired the rights to 25 small mineral leases, all within the boundary of the Juan Tafoya Land Company (“JTLC”) lease, and began exploratory drilling. In 1975, the JTLC lease was acquired from Devilliers by Bokum Resources Corporation, which subsequently acquired the Exxon mineral leases also. In 1976, Bokum entered into a uranium purchase agreement with Long Island Lighting Company, a New York-based utility. However, with the decrease in the uranium market beginning in 1980, the property was returned to the mineral lease holders. In 2006-07, Neutron Energy Inc. acquired the mineral leases. In 2012, Neutron was acquired by Uranium Resources Inc (now Westwater Resources Inc) and in September 2020, enCore Energy announced the purchase of Westwater Resources’ US uranium assets, including the mineral leases to the Juan Tafoya properties. The purchase was completed on December 31, 2020. enCore has yet to explore on the property.

With the exception of an exploratory drilling permit received by Neutron Energy from the State of New Mexico, and currently held by the Company, no other permits have been obtained for the Project. No mining or mineral processing has been completed on the property. A variety of Federal and State permits will be required prior to any mine and/or mineral processing developments.

The host for known uranium mineralization at the Project, present as coffinite and uraninite, is sandstone deposits within the Westwater Canyon member of the Upper Jurassic Morrison Formation. The Westwater consists of a fluvial sedimentary sequence deposited during a period of wet subtropical climate as the San Juan Basin subsided and filled with synorogenic deposits during a pre-Laramide orogenic event. The major source of the sandstones was from uplifted highlands to the south and southwest; sediments were laid down by coalescing alluvial fans and associated braided streams. The Westwater deposits dip gently 1-3º to the west. Mineralization at the project varies from 1,800 to 2,500 feet deep.

The Westwater sands hosting the uranium mineralization consist of a series of fluvial stacked, quartz-rich arkosic sandstones separated by clay and mudstone beds. The Westwater is 250-325 feet thick at the Project, consisting of four main sand units. The mineralization was formed by the down-gradient movement of groundwater solutions flowing through the arkosic-rich sediments and inter-formational and overlying tuffaceous (volcanic) materials. The uranium was precipitated where the action of pyrite-rich sediments and carbonaceous materials (humates) developed a reducing environment (oxidation-reduction contact). The mineralization is contained within mostly primary (trend-type) mineralized bodies previously deposited synorogentically. These trend-type deposits are similar in nature to those discovered and extensively mined in the Ambrosia Lake Uranium District 20 miles to the west. A lesser amount of the mineralization is possibly post-faulting or redistributed mineralization; perhaps amenable to in-situ recovery methods.

On June 24, 2021, the Company announced the positive Preliminary Economic Assessment and combined N..I. 43-101 Technical Report for the Juan Tafoya-Marquez Project in New Mexico.

Nose Rock, New Mexico. The Nose Rock project is located in McKinley County New Mexico, USA on the northern edge of the Grants Uranium District, approximately 10 miles north-northeast of the Crownpoint and Hosta Butte Uranium Project. The Nose Rock property consists of 42 owned unpatented lode mining claims comprising over 800 acres (approximately 335 hectares).

West Largo, New Mexico. The West Largo project consist of approximately 3,840 acres (i.e., six square miles) in McKinley County, New Mexico, along the north-central edge of the Grants Uranium District, approximately 25 miles north of Grants. The majority of the property is held through deeded mineral rights and also includes 75 unpatented lode claims. The property is located on six contiguous sections of land: 17, 19, 20, 21, 28 and 29, all within T15N, R10W. The West Largo Project is about 6 miles northwest of the westernmost deposits in the Ambrosia Lake District and about 5 miles east-northeast of the West Ranch area deposits. The project is accessed via New Mexico Highway 605 north from Grants, NM. Highway 509 northwest from Ambrosia Lake and unimproved roads west from Highway 509. The West Largo Project was acquired by the Company with the Westwater Assets Acquisition on December 31, 2020. There are no current Mineral Reserves or Mineral Resources on the West Largo property.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

Ambrosia Lake-Treeline, New Mexico. The Ambrosia Lake - Treeline Property consists of the Treeline Property owned by the Company and the Ambrosia Lake property that was acquired through the Westwater Assets Acquisition on December 31, 2020. The combined property consists of deeded mineral rights totaling 24,555 acres and a mining lease along with certain unpatented mining claims covering approximately 1,700 acres. The project is located approximately 115 miles west-northwest of Albuquerque, in McKinley and Cibola Counties, Grants Uranium District, New Mexico. The project is situated within the boundaries of the Ambrosia Lake mining district, which is the largest uranium mining area (in terms of pounds of U3O8 production) in the United States. There are no current Mineral Reserves or Mineral Resources on the Ambrosia Lake - Treeline property.

Checkerboard Mineral Rights, New Mexico. The land position covers approximately 300,000 acres of deeded ‘checkerboard’ mineral rights, also known as the Frisco and Santa Fe railroad grants. They are located within a large area of about 75 miles long by 25 miles wide along trend of the Grants Uranium District. The portion known as the Frisco railroad grants are owned by the Company, and the portion known as the Santa Fe railroad grants were acquired from Westwater on December 31, 2020. The properties are located primarily in McKinley County which lies in northwestern New Mexico. The properties are approximately 125 miles northwest of Albuquerque, and as close as 4 miles from the town of Crownpoint. There are no current uranium resources or reserves on the McKinley Properties.

Ceboletta, New Mexico. The Cebolleta project is located in west-central New Mexico, approximately 45 miles west-northwest of the city of Albuquerque. It is situated in the Laguna mining district, an area that has seen considerable uranium mining activity since the 1950s. The project is owned by enCore’s subsidiary, Neutron Energy, Inc. through its subsidiary, Cibola Resources, LLC, that was acquired in the Westwater Assets Acquisition on December 31, 2020. The Company does not hold any current exploration or mining permits for the Cebolleta project currently. On August 27, 2021, enCore entered into an agreement to sell Cibola Resources, LLC, including its holding of the Ceboletta project, to a private company.

ARIZONA

Moonshine Springs, Arizona. The Moonshine Springs project is located in Mohave County, Arizona, USA. The project comprises approximately 1000 acres (approximately 400 hectares), including 23 owned unpatented lode mining claims along with 7 unpatented lode mining claims and 320 acres of fee land held under lease.

enCore holds the following additional properties and projects located in Arizona, Wyoming, Utah, and Colorado:

Metamin Properties, Arizona, Utah and Wyoming. During the year ended December 31, 2018, the Company entered into an agreement with Metamin Enterprises Inc., a private British Columbia company, to acquire its wholly owned subsidiary, Metamin Enterprises US Inc. (“MEUS”), which includes 13,605 acres of prospective uranium mining properties located in the States of Arizona, Utah and Wyoming, USA, along with drill core, geophysical data, drilling data and equipment related to the properties. MEUS owns or controls three Arizona State mineral leases and 467 unpatented federal lode mining claims covering more than 10,000 acres in the northern Arizona strip district. In Utah and Wyoming, MEUS owns unpatented claims, state leases and private leases covering 4.4 square miles including several former producing mines with historic resources remaining.

Tigris Uranium US Corp. Properties. The Company, through its subsidiary Tigris Uranium US Corp. controls approximately 1,500 and 1,300 mineral acres in Wyoming and Utah, respectively. These mineral holdings consist mostly of unpatented mining claims along with a few Wyoming state leases.

JB Project, Colorado and Utah. The Company, through its subsidiary Azarga, holds the JB Project in Colorado and Utah. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

Ticaboo Project, Utah. The Company, through its subsidiary Azarga, holds the Ticaboo project in Utah. Azarga acquired the property through its acquisition of URZ Energy Corp. in July 2018.

Centennial Project, Colorado. The Company, through its subsidiary Azarga, holds the Centennial Project in Weld County, Colorado, which is comprised of approximately 1,365 acres of surface rights and 6,238 acres of net mineral rights.

VANE Dataset and ROFR, Arizona and Utah. During the year ended December 31, 2018, the Company entered into an agreement with VANE granting the Company exclusive access to certain VANE uranium exploration data and information as well as a first right of refusal (“ROFR”) covering seven of VANE’s current uranium projects in Arizona and Utah. In exchange, the Company issued 3,000,000 common shares of the Company and granted VANE certain back-in rights for any projects developed from the use of the data. The primary term of the agreement is five years and may be renewed by the Company by written notice for three successive renewal periods of three years each (a total of 14 years).

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

USE OF PROCEEDS FROM PREVIOUS FINANCING

On March 9, 2021, the Company concurrently completed a brokered and non-brokered private placement of an aggregate of 15,000,000 units at a price of $1.00 per unit for gross proceeds of $15,000,000 (the “2021 Offering”). The following table outlines the proposed use of proceeds from the 2021 Offering as proposed on the closing date and as of September 30, 2021:

	Proposed use of net proceeds	Aggregate Total at December 31, 2021	3-months ended September 30, 2021	3-months ended June 30, 2021	3-months ended March 31, 2021
Execute the capital program to modernize and complete the Rosita Plant (3)	1,081,800	47,718	40,248	7,470	-
Purchase 300,000 pounds U3O8 as an investment to mitigate production risks	-	5,000,000	-	5,000,000	-
Terminate the legacy offtake agreement with UG USA Inc.	3,500,000	3,503,775	3,503,775	-	-
General corporate and working capital purposes	9,584,573	5,614,880	2,614,880	2,750,000	250,000
TOTAL(1):	14,166,373	14,166,373	6,158,903	7,757,470	250,000

Notes:

(1)	The above table is not presented according to accounting standards.

(2)	Gross proceeds from the Offering were $15,000,000. Cash commissions and other financing related expenses were in the amount of $833,626.45.

(3)	The Company disclosed in a news release dated March 9, 2021 that the proceeds of the 2021 Offering would be used for the refurbishment of the Rosita Plant to operational status, completion of ongoing reclamation activities and for general corporate purpose.

(4)	The delay in use of funds toward the Company’s capital program to modernize and complete the Rosita plant was due to the timing of scheduled work. Proceeds used to acquire physical uranium in the second quarter was a strategic investment to mitigate potential production issues that could result from delays in startup at the Rosita Plant, and approved by the Company’s investment committee. As a result, the Company spent less of the proceeds on general corporate and working capital purposes.

SELECTED ANNUAL INFORMATION

Year ended December 31, 2021

The following is a summary of selected information of the Company for the years ended December 31, 2021, 2020 and 2019:

	2021 ($)	2020 ($)	2019 ($)
Total revenues	—	—	—
Loss	(10,734,316)	(2,216,861)	(1,372,678)
Earnings (loss) per share (basic and diluted)	(0.05)	(0.01)	(0.01)
Total assets	202,085,659	23,442,963	8,287,129
Deferred exploration and evaluation expenditures in the year	2,954,815	309,949	307,916
Dividends declared	—	—	—

During the year ended December 31, 2021, the Company recorded stock option expense of $1,787,046 (2020 - 1,079,962) and staff costs of $1,983,446 (2020 - 538,838).

RESULTS OF OPERATIONS

The Company recorded a loss of $10,734,316 for the year ended December 31, 2021 as compared to a loss of $2,216,861 for the year ended December 31, 2020. The increase is attributable to increased operating expenses as a result of the company’s acquisition of the South Texas properties on December 31, 2020 as well as increases in staff costs, promotion and shareholder communications, other professional services, and stock option expense as well as the Company’s recording of a one-time cancellation fee.

●	General administrative costs for the year ended December 30, 2021 were $4,429,209 compared to $0 for the year ended December 31, 2020. These expenses reflect the standby and operating activities occurring at the company’s South Texas operations.

●	Staff costs were $1,983,446 for the year ended December 31, 2021 compared to $538,838 for the year ended December 31, 2020. This increase reflects the hiring of a CEO in the fourth quarter of 2020, a CFO in the first quarter of 2021, an employment agreement for the Company’s Executive Chairman, and increased consulting work for the period.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

●	During the year ending December 31, 2021, the Company recorded a contract termination fee of $3,447,125, as compared to $0 for the year ended December 31, 2020.

●	Adjustments to the Company’s estimates for Asset Retirement Obligations for the year ended December 31, 2021 resulted in a gain of $2,155,949 compared to $0 for the year ended December 31, 2020.

●	Non-cash stock option expense for the year ended December 31, 2021 was $1,787,046 compared to $1,079,962 for the year ended December 31, 2020. Significant stock option grants over the last 12 months have caused an expected increase in stock option expense.

QUARTERLY INFORMATION

Quarter ended December 31, 2021

The following selected financial data is prepared in accordance with IFRS for the last eight quarters ending with the most recently completed quarter:

	December 31, 2021	September 30, 2021	June 30, 2021	March 31, 2021
Operating expenses, excluding stock option expense	$(2,917,242)	$(2,362,271)	$(1,909,744)	$(2,573,564)
Stock option expense	(368,552)	(408,617)	(490,210)	(519,667)
Interest income	3,659	3,762	9,378	9,508
Foreign exchange gain (loss)	(1,071)	2,580	27,956	4,709
Gain on extinguishment of accounts payable	-	-	-	-
Loss on contract termination	(6,050)	(3,441,075)	-	-
Gain on change in ARO estimate	2,155,949	-	-	-
Gain on sale of physical uranium	1,153	655,755	-	-
Gain (loss) on investment in uranium	(109,198)	1,366,299	690,838	-
Gain (loss) on divestment of mineral interest rights	(198)	(387)	21,965	(134,088)
Gain (loss) from share of associate	(363,438)	(18,608)	(44,971)	(18,897)
Loss	$(1,604,988)	$(4,202,542)	$(1,694,788)	$(3,231,999)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.02)

	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020
Operating expenses, excluding stock option expense	$(557,798)	$(166,966)	$(301,854)	$(154,634)
Stock option expense	(672,723)	(305,381)	(97,301)	(4,557)
Interest income	7,263	3,008	3,616	14,814
Foreign exchange gain (loss)	65,762	(10,549)	(13,267)	56,040
Gain[loss] on extinguishment of accounts payable	(730)	(1,898)	83,118	-
Unrealized loss from share of associate	(14,657)	(36,086)	-	-
Loss	$(1,172,884)	$(517,872)	$(325,688)	(200,417)
Basic and diluted loss per share	$(0.01)	$(0.00)	$(0.00)	$(0.00)

RESULTS OF OPERATIONS

The Company recorded a loss of $3,641,002 for the three months ended December 31, 2021 as compared to a loss of $1,172,844 for the three months ended December 31, 2020. The significant changes between the current period and the comparative period are discussed below:

●	General administrative costs for the three months ended December 31, 2021 were $1,206,909 compared to $0 for the three months ended December 31, 2020. These expenses reflect the standby and operating activities occurring at the company’s South Texas operations acquired on December 31, 2020.

●	Accretion of the Company’s asset retirement obligations for the three months ended December 31, 2021 was $464,912 compared to $0 for the three months ended December 31, 2020. This accretion reflections the Company’s acquisition of and work on reclamation activities at it’s South Texas Operations in 2021.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

●	Staff costs were $663,283 for the three months ended December 31, 2021 compared to $335,140 for the three months ended December 31, 2020. This increase reflects the hiring of a CFO in the first quarter of 2021, an employment agreement for the Company’s Executive Chairman, and other increases is in staff and consulting as a result in the growth of the company.

●	Adjustments to the Company’s estimates for Asset Retirement Obligations for the three months ended December 31, 2021 resulted in a gain of $2,155,949 compared to $0 for the three months ended December 31, 2020.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2021, the Company had cash and cash equivalents of $12,444,298 (2020 - $6,926,844) and working capital of $7,141,013 (2020 - $6,026,544). The Company has no significant source of operating cash flows and operations to date have been funded primarily from the issue of share capital. Management estimates that it has adequate working capital to fund its planned activities for the next year. However, the Company’s long-term continued operations are dependent on its abilities to monetize assets, raise additional funding from loans or equity financings, or through other arrangements. There is no assurance that future financing activities will be successful.

In March 2021, the Company issued 15,000,000 units for a private placement at a price of $1.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $1.30 for a period of three years. The Company paid commissions totaling $993,015 and issued 758,001 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.00 for three years from closing.

Subsequent to the year ended December 31, 2021, the Company issued 19,607,842 units for a “bought deal” prospectus offering at a price of $1.53 per unit, for gross proceeds of $29,999,998. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant entitles the holder to purchase one additional share at a price of $2.00 for a period of two years. The Company paid commissions totaling $1,612,500 and issued 1,053,922 finders’ warrants. The finder’s warrants are exercisable into one unit of the Company at a price of $1.53 for two years from closing.

From January 1 through December 31, 2021, the Company issued:

●	6,158,529 shares for warrants exercised for gross proceeds of $3,509,524

●	1,770,000 shares for stock options exercised for gross proceeds of $698,965

TRANSACTIONS WITH RELATED PARTIES

Related parties include key management of the Company and any entities controlled by these individuals as well as other entities providing key management services to the Company. Key management personnel consist of directors and senior management including the Executive Chairman, Chief Executive Officer, and Chief Financial Officer.

The amounts paid or payable to key management or entities providing similar services during the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
Staff costs	$1,521,285	$169,965
Office and administration	16,800	41,217
Stock option expense	939,191	884,614
Total key management compensation	$2,477,276	$1,095,796

During the year ended December 31, 2021, the Company incurred communication consulting fees of $77,590 according to a contract with Tintina Holdings, Ltd., a company which is owned and operated by the spouse of the Company’s Executive Chairman of its Board of Directors. All services and transactions were made on terms equivalent to those that prevail with arm’s length transactions. These services were incurred in the normal course of operating a public company. At December 31, 2021, an amount of $8,739 (December 31, 2020 – $nil) was due to this company.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

As at December 31, 2021 $nil was owing to the Chief Executive Officer for reimbursement of business expenses (2020 - $2,955).

During the year ended December 31, 2021, the Company granted 450,000 options to related parties (2020 – 4,550,000).

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Please refer to the December 31, 2021 consolidated financial statements on www.sedar.com.

OFF BALANCE SHEET ARRANGEMENTS

At December 31, 2021 the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

The Company has prepared its consolidated financial statements in accordance with IFRS. Note 2 to the audited consolidated financial statements for the years ended December 31, 2021, and 2020 provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on the Company’s financial statements or may have an impact in future periods. Changes resulting from the current year adoption of new accounting standards are described in Note 2 of the Company’s Consolidated financial statements for the year ended December 31, 2021, and 2020.

The preparation of consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. There have been no changes to the Company’s approach to critical accounting estimates since December 31, 2021, and readers are encouraged to refer to the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements for the years ended December 31, 2021, and 2020.

DISCLOSURE CONTROLS AND PROCEDURES

In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the year ended December 31, 2021, and this accompanying MD&A (together, the “Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company on SEDAR at www.sedar.com.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

OTHER MD&A REQUIREMENTS

Additional disclosure of the Company’s technical reports, material change reports, news releases and other information can be obtained on SEDAR at www.sedar.com.

CONTINGENCIES

There are no contingent liabilities that have not been disclosed herein.

PROPOSED TRANSACTIONS

In August 2021, the Company entered into a share purchase agreement to sell Cibola Resources LLC, a subsidiary company to Neutron Energy Inc., a wholly owned subsidiary of the Company. The Company’s Cebolleta project and its mineral leases are held by Cibola Resources LLC in its entirety. The transaction has not closed, and the consideration provides for a $250,000 cash payment along with share consideration representing twenty (20) percent of the outstanding shares of the acquiring public company upon closing of the transaction.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

RISK FACTORS AND UNCERTAINTIES

Prior to making an investment decision, investors should consider the investment risks set out below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development. The directors of the Company consider the risks set out below to be the most significant to potential investors in the Company but are not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Directors are currently unaware, or which they consider not to be material in relation to the Company’s business, actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline, and investors may lose all or part of their investment.

Availability of financing

There is no assurance that additional funding will be available to the Company for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that enCore will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Title matters

While the Company has performed its diligence with respect to title of its properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements of transfer or other adverse land claims, and title may be affected by undetected defects.

Management

The Company is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on the Company.

Economics of developing mineral properties

Mineral exploration and development include a high degree of risk and few properties which are explored are ultimately developed into producing mines.

With respect to the Company’s properties, should any mineral resource exist, substantial expenditures will be required to confirm that mineral reserves which are sufficient to commercially mine exist on its current properties, and to obtain the required environmental approvals and permits required to commence commercial operations. Should any resource be defined on such properties, there can be no assurance that the mineral resources on such properties can be commercially mined or that the metallurgical processing will produce economically viable, merchantable products. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (i) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (ii) availability and costs of financing; (iii) ongoing costs of production; (iv) market prices for the minerals to be produced; (v) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (vi) political climate and/ or governmental regulation and control.

The ability of the Company to sell and profit from the sale of any eventual mineral production from any of the Company’s properties will be subject to the prevailing conditions in the global mineral’s marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of the Company and therefore represent a market risk which could impact the long-term viability of the Company and its operations.

Foreign Exchange Risk

A portion of the Company’s financial assets and liabilities are denominated in US dollars. The Company monitors this exposure but has no hedge positions. The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities, and due to related parties, that are denominated in US dollars. At December 31, 2021, a 10% change in the value to the US dollar as compared to the Canadian dollar would affect net loss and shareholders’ equity by approximately $164,847.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

Credit Risk

Credit risk arises from cash held with banks and financial institutions and receivables. The maximum exposure to credit risk is equal to the carrying value of these financial assets. The Company’s cash is primarily held with a major Canadian bank.

Interest Rate Risk

Interest rate risk mainly arises from the Company’s cash, which receive interest based on market interest rates. Fluctuations in interest cash flows due to changes in market interest rates are not significant.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its current obligations as they become due. The majority of the Company’s accounts payable and accrued liabilities and amounts due to related parties are payable in less than 90 days. The Company prepares annual exploration and administrative budgets and monitors expenditures to manage short-term liquidity. Due to the nature of the Company’s activities, funding for long-term liquidity needs is dependent on the Company’s ability to obtain additional financing through various means, including equity financing. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable.

Stage of Development

The Company’s properties are in the exploration stage and the Company does not have an operating history. Exploration and development of mineral resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties. The amounts attributed to the Company’s interest in its properties as reflected in its financial statements represent acquisition and exploration expenses and should not be taken to represent realizable value. There is no assurance that the Company’s exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors such as unusual or unexpected geological formations, and other conditions.

Profitability of Operations

The Company is not currently operating profitably, and it should be anticipated that it will operate at a loss at least until such time as production is achieved from one of the Company’s properties, if production is, in fact, ever achieved. The Company has never earned a profit. Investors also cannot expect to receive any dividends on their investment in the foreseeable future.

Uranium and Other Mineral Industries Competition is Significant

The international uranium and other mineral industries are highly competitive. The Company will be competing against competitors that may be larger and better capitalized, have state support, have access to more efficient technology, and have access to reserves of uranium and other minerals that are cheaper to extract and process. As such, no assurance can be given that the Company will be able to compete successfully with its industry competitors.

Fluctuations in Metal Prices

Although the Company does not hold any known mineral reserves of any kind, its future revenues, if any, are expected to be in large part derived from the future mining and sale of uranium and other metals or interests related thereto. The prices of these commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the prices of uranium and other metals, and therefore the economic viability of the Company’s operations, cannot be accurately predicted. Depending on the price obtained for any minerals produced, the Company may determine that it is impractical to commence or continue commercial production.

The Company’s Operations are Subject to Operational Risks and Hazards Inherent in the Mining Industry

The Company’s business is subject to a number of inherent risks and hazards, including environmental pollution; accidents; industrial and transportation accidents, which may involve hazardous materials; labor disputes; power disruptions; catastrophic accidents; failure of plant and equipment to function correctly; the inability to obtain suitable or adequate equipment; fires; blockades or other acts of social activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings, pipeline and dam failures and cave-ins; and encountering unusual or unexpected geological conditions and technical failure of mining methods.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, the Company’s uranium and other mineral properties, personal injury or death, environmental damage, delays in the Company’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material and adverse effect on the Company’s future cash flows, earnings, results of operations and financial condition.

Mineral Reserve and Resource Estimates are Only Estimates and May Not Reflect the Actual Deposits

Reserve and resource figures included for uranium and other minerals are estimates only and no assurances can be given that the estimated levels of uranium and other minerals will actually be produced or that the Company will receive the uranium and other metal prices assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling and exploration results and industry practices. Estimates made at any given time may significantly change when new information becomes available or when parameters that were used for such estimates change. While the Company believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and other metals, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time.

Exploration, Development and Operating Risk

The exploration for and development of uranium and other mineral properties involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices, which are highly cyclical, drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Environmental Risks and Hazards

All phases of the Company’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Government Regulation

The Company’s mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labor standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Company believes its exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of applicable governments or governmental officials. No assurance can be given that the Company will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the Amendments to current laws and regulation governing operations or more stringent implementation thereof could have a substantial impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

The Company has No History of Mineral Production or Mining Operations

The Company has never had uranium and other mineral producing properties. There is no assurance that commercial quantities of uranium and other minerals will be discovered at the properties or other future properties nor is there any assurance that the Company’s exploration program thereon will yield positive results. Even if commercial quantities of uranium and other minerals are discovered, there can be no assurance that any property of the Company will ever be brought to a stage where uranium and other mineral resources can profitably be produced therefrom. Factors which may limit the ability of the Company to produce uranium and other mineral resources from its properties include, but are not limited to, the spot prices of metals, availability of additional capital and financing and the nature of any mineral deposits. The Company does not have a history of mining operations and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Company’s ability to raise capital through future sales of Common Shares. Substantially all of the Common Shares can be resold without material restriction in Canada.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

Depending upon the composition of the Company’s gross income or its assets, the Company could be classified as a passive foreign investment company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the common shares who are U.S. taxpayers generally will be required to treat any “excess distribution” received on their common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the common shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders. U.S. investors should consult with their tax advisors for advice as to the U.S. tax consequences of an investment in the common shares.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A, and certain documents incorporated by reference herein, contain “forward-looking statements” within the meaning of applicable securities legislation In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Company believes the expectations reflected in those forward -looking statements are reasonable, but there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

In particular, this MD&A includes forward-looking statements pertaining to the following, among others:

●	business strategy, strength and focus;

●	proposed future expenditures;

●	the satisfaction of certain conditions in respect of certain properties in which the Company may obtain an interest;

●	the granting of regulatory approvals;

●	the timing and receipt of regulatory approvals;

●	the resource potential of the Company’s properties;

●	the estimated quantity and quality of mineral resources;

●	projections of market prices, costs and the related sensitivity of distributions;

●	expectations regarding the ability to raise capital and to continually add to resources through acquisitions and development;

●	treatment under governmental regulatory regimes and tax laws, and capital expenditure programs;

●	expectations with respect to the Company’s future working capital position; and

●	capital expenditure programs.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

With respect to forward-looking statements contained in this MD&A, assumptions have been made regarding, among other things:

●	the future price of commodities;

●	geological estimates in respect of mineral resources;

●	future development plans for the Company’s properties unfolding as currently envisioned;

●	future capital expenditures to be made by the Company;

●	future sources of funding for the Company’s capital program;

●	the Company’s future debt levels;

●	the ability of the Company to make payments required to maintain its existing and future exploration licenses and option agreements in good standing;

●	the timing, amount and cost of estimated future production;

●	costs and timing of the development of new deposits;

●	the regulatory framework governing royalties, taxes and environmental matters in Nevada and any other jurisdictions in which the Company may conduct its business in the future;

●	the impact of any changes in the applicable laws;

●	the ability of the Company to obtain exploration licenses, access rights, approvals, permits and licenses, and the timing of receipt of such items;

●	the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner;

●	the impact of increasing competition on the Company;

●	the intentions of the Company’s board of directors will respect to executive compensation plans and corporate governance programs; and

●	future exchange rates will be consistent with the Company’s expectations.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors below and elsewhere in this MD&A:

●	the speculative nature of exploration, appraisal and development of mineral properties;

●	there are no known mineral resources or commercial quantities of mineral reserves on the Company’s properties;

●	uncertainties in access to future funding for exploration and development of the Company’s properties;

●	changes in the cost of operations, including costs of extracting and delivering minerals to market, that affect potential profitability of the Company;

●	operating hazards and risks inherent in mineral exploration and mining;

●	volatility in global equities, commodities, foreign exchange, market price of precious and base metals and a lack of market liquidity;

●	unexpected costs or liabilities for environmental matters, including those related to climate change;

●	changes to laws or regulations, or more stringent enforcement of current laws or regulations;

●	ability of the Company to obtain and maintain required exploration licenses, access rights, approvals or permits;

●	unexpected defects in the Company’s rights or title to its properties, or claims by other parties over the Company’s properties;

●	competition for financial resources and technical facilities;

●	ability of the Company to retain the services of its directors or officers;

●	in case the Company disposes of its properties, it may not be able to acquire other mineral properties of merit;

●	unexpected and uninsurable risks may arise;

●	limitations on the transfer of cash or assets between the Company and its foreign subsidiaries, or among such subsidiaries, could restrict the Company’s ability to fund its operations efficiently;

●	changes in the political and related legal and economic environment in jurisdictions in which the Company operates; and

●	the other factors discussed under “Risk Factors” in this MD&A.

Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements in this MD&A are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

enCore Energy Corp.

Management’s Discussion and Analysis

For the years ended December 31, 2021 and 2020

a)	Issued share capital: 319,943,242 common shares.

b)	Outstanding stock options:

Expiry Date	Outstanding Options	Exercise Price ($)
May 11, 2022	135,000	0.10
May 16, 2022	427,500	0.853
May 15, 2023	375,000	0.06
August 22, 2023	948,750	0.64
January 8, 2024	107,500	0.125
March 27, 2024	50,000	0.135
March 31, 2024	287,500	1.57
May 23, 2024	826,875	0.613
June 3, 2024	3,223,750	0.15
October 19, 2024	200,000	1.92
May 19, 2025	1,040,247	.466
May 21, 2025	2,881,250	0.205
September 1, 2025	150,000	0.35
September 10, 2025	1,425,000	0.45
October 5, 2025	75,000	0.40
November 25, 2025	100,000	0.415
December 7, 2025	40,000	0.48
January 28, 2026	160,000	0.94
February 26, 2026	435,000	1.08
May 13, 2026	1,283,509	0.80
May 26, 2026	460,000	1.44
July 7, 2026	160,000	1.26
December 1, 2026	100,000	1.80
December 3, 2026	95,000	1.73
January 10, 2027	50,000	1.67
February 11, 2027	7,090,000	1.40
March 13, 2027	862,500	0.20
	22,989,381

c)	Outstanding share purchase warrants:

Expiry Date	Outstanding Warrants	Exercise Price ($)
May 10, 2022	1,051,386	$0.225
December 31, 2022	2,237,681	0.74
April 17, 2023	1,191,248	0.53
October 22, 2023	3,876,334	0.60
October 22, 2023	154,913	0.40
March 9, 2024	476,751	1.00
March 9, 2024	6,815,687	1.30
March 25, 2024	9,803,921	2.00
March 25, 2024	1,053,922	1.53
	26,661,843